UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-12102

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR   ☐  Form N-CSR

For Period Ended: December 31, 2011

  ☐ Transition Report on Form 10-K

 ☐ Transition Report on Form 20-F

 ☐ Transition Report on Form 11-K

 ☐ Transition Report on Form 10-Q

 ☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

YPF, Sociedad Anónima

Full Name of Registrant

N/A

Former Name if Applicable

Macacha Güemes 515

Address of Principal Executive Office (Street and Number)

Buenos Aires, Argentina, C1106BKK

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its report on Form 20-F for the year ended December 31, 2011 within the prescribed time period without unreasonable effort or expense given the recent significant changes in its management, including with respect to the persons responsible for reviewing and approving the Registrant’s annual report, and the proposed changes in its shareholder structure. On April 16, 2012, President Cristina Fernández de Kirchner decreed state intervention in the Registrant and sent a bill to Congress proposing that 51% of the share capital of the Registrant (all from the majority stake that Repsol YPF S.A. holds in the Registrant) be expropriated. The President has designated Planning Minister Julio de Vido and Vice-Economy Minister Axel Kicillof to run the Registrant during the 30-day state intervention imposed while the expropriation bill is evaluated by Congress.  The Registrant is currently working expeditiously to file its Form 20-F within the fifteen-day period provided by Exchange Act Rule 12b-25.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Julio M. De Vido	011 54 11	5441-0970
(Name)	(Area Code)	(Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes ☒      No ☐

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☐       No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YPF, Sociedad Anónima
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2012	By:	/s/ Julio M. De Vido
			Name:	Julio M. De Vido
			Title:	Interventor

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).